SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

TECUMSEH PRODUCTS COMPANY.

(Name of Issuer)

Class B Common Stock, $1.00 par value

(Title of Class of Securities)

878895 10 1

(CUSIP Number)

Alan Singer, Esq.

Morgan, Lewis & Bockius LLP

1701 Market Street

Philadelphia, PA 19103-2921

(215) 963-5224

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 2, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

(Page 1 of 6 Pages)

CUSIP No. 878895 10 1	SCHEDULE 13D	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS John H. Reilly, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 320,592 Shares
8 SHARED VOTING POWER 0 Shares
9 SOLE DISPOSITIVE POWER 320,592 Shares
10 SHARED DISPOSITIVE POWER 0 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 320,592 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 878895 10 1	SCHEDULE 13D	Page 3 of 6 Pages

Item 1.	Security and Issuer.

This statement relates to the Class B Common Stock, $1.00 par value (the “Class B Common Stock”), of Tecumseh Products Company (the “Issuer”). The address of the Issuer’s executive offices is 1136 Oak Valley Drive, Ann Arbor, Michigan 48108.

Item 2.	Identity and Background.

	(a)	The person filing this statement is John H. Reilly, Jr. (the “Reporting Person”).

	(b)	The business address of the Reporting Person is United Refrigeration, Inc. (“United Refrigeration”), 11401 Roosevelt Blvd., Philadelphia, Pennsylvania 19154.

(c)

Effective January 1, 2009, the Reporting Person’s principal occupation is technical adviser to United Refrigeration, a distributor of refrigeration, air conditioning and heating parts and equipment. He also serves as non-executive Chairman of the Board of United Refrigeration.

	(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

	(f)	The Reporting Person is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Person used his personal funds to purchase the Issuer’s Class B Common Stock.

Item 4.	Purpose of Transaction.

The Reporting Person acquired shares of Class B Common Stock for investment purposes, without the intention of changing or influencing control of the Issuer or as a participant in any transaction having that purpose or effect. The Reporting Person also has purchased shares of the Issuer’s Class A Common Stock, $1.00 par value (the “Class A Common Stock”), which does not have voting rights. The Reporting Person believes that United Refrigeration is a major customer of the Issuer, and in the context of communications with the Issuer relating to this customer relationship or otherwise, the Reporting Person may engage in discussions with the Issuer’s management concerning the Issuer’s current prospects and various strategies for maximizing shareholder value. The Reporting Person also may also engage in discussions with other investors of the Issuer with respect to such matters.

CUSIP No. 878895 10 1	SCHEDULE 13D	Page 4 of 6 Pages

The Reporting Person also will continue to evaluate on an ongoing basis the Issuer’s financial condition, business, operations and prospects, the market price for the shares of Class B Common Stock and Class A Common Stock, conditions in the securities markets generally, general economic conditions, conditions affecting the Issuer’s operations and other factors, including management’s ability to maximize shareholder value. The Reporting Person may purchase additional shares of Class B Common Stock or Class A Common Stock, or may sell or otherwise dispose of all or a portion of the shares of Class B Common Stock or Class A Common Stock in public and private transactions. Any such transactions may be effected at any time or from time to time.

On December 17, 2008, the Reporting Person submitted an Affidavit in connection with the Herrick Foundation v. Tecumseh Products Company litigation currently before the Circuit Court for the County of Lenawee, Michigan. The Affidavit addressed the action of the Issuer’s Board of Directors (the “Board”), without seeking approval of the holders of Class B Common Stock, to deprive holders of Class B Common Stock of their exclusive voting rights by declaring a dividend of two shares of the Issuer’s Class A Common Stock for each share of Class A Common Stock or Class B Common Stock held by the Issuer’ shareholders. In this regard, the Reporting Person noted his understanding that if the Board’s decision ultimately is permitted to stand (the Court subsequently issued a preliminary injunction restraining and enjoining the Issuer from taking any activity in furtherance of the issuance of the Class A Common Stock), the Class B Common Stock would constitute less than 10 percent of the total outstanding shares of the Issuer’s common stock, and under the Issuer’s Articles of Incorporation, as amended (the “Articles of Incorporation”), all Class A Common Stock would convert into Class B Common Stock. As a result, the voting power of the Class B Common Stock would be diluted substantially. The Reporting Person expressed his belief that the dividend is, in substance, a 3-for-1 stock split and noted his understanding that under the Issuer’s Articles of Incorporation, in the event of a stock split affecting the Class A Common Stock, the Issuer must provide a proportional split that subdivides the Class B Common Stock in the same manner and or the same basis as the split of the Class A Common Stock. The Reporting Person stated that if the Issuer is permitted to proceed with the dividend on the terms dictated by the Board, the protective stock split provisions in the Issuer’s Articles of Incorporation would, in effect, be rendered inoperative. The Reporting Person expressed his belief that this would be a very unfair result for holders for Class B Common Stock.

The description of the Affidavit set forth above is qualified in all respects by reference to the text of the Affidavit, which is filed as an exhibit to this Schedule 13D.

The Reporting Person may consider other actions to oppose any process designed to eliminate the disparate voting rights of the Class A and Class B Common Stock that does not, in effect, enable holders of Class B Common Stock to vote on the process.

Other than as discussed above, the Reporting Person currently has no plans or proposals with respect to any of the matters set forth in Item 4(a)-(j) of Schedule 13D.

CUSIP No. 878895 10 1	SCHEDULE 13D	Page 5 of 6 Pages

Item 5.	Interest in Securities of the Issuer.

The Reporting Person beneficially owns 320,592 shares of Class B Common Stock (6.3% of the Issuer’s issued and outstanding Class B Common Stock, based upon information set forth in the Issuer’s Form 10-Q for the quarter ended September 30, 2008, indicating that 5,077,746 shares of Common Stock were issued and outstanding on September 30, 2008). The Reporting Person has sole voting and investment power with regard to all 320,592 shares of Class B Common Stock that he beneficially owns.

Within the past 60 days, the Reporting Person effected the following purchases of Class B Common Stock.

Date	No. of Shares	Average Price Per Share*
December 29, 2008	16,078	$8.99
December 30, 2008	4,000	8.99
January 13, 2009	17,700	9.48
January 14, 2009	2,300	9.60
January 15, 2009	5,385	8.54
January 16, 2009	3,900	8.88
January 20, 2009	10,715	8.20
January 22, 2009	1,000	7.90
January 23, 2009	3,000	7.93
February 2, 2009	28,900	8.40
February 3, 2009	16,000	8.76
February 11, 2009	25,000	7.78

*	Rounded to nearest $.01.

All transactions were effected in the public trading markets.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Not applicable.

Item 7.	Material to be Filed as Exhibits.

1. Affidavit of John H. Reilly, filed in the Circuit Court for the County of Lenawee, Michigan in connection with the Herrick Foundation v. Tecumseh Products Company litigation (Case No. 08-3194-CZ).

CUSIP No. 878895 10 1	SCHEDULE 13D	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ JOHN H. REILLY, JR.
John H. Reilly, Jr.

Date: February 11, 2009

EXHIBIT 1

STATE OF MICHIGAN

IN THE CIRCUIT COURT FOR THE COUNTY OF LENAWEE

HERRICK FOUNDATION	:

:

Plaintiff,	:	Case No. 08 - 3194-CZ

:

v.	:	Hon. Timothy P. Pickard

:

TECUMSEH PRODUCTS COMPANY	:

:

Defendant.	:

AFFIDAVIT OF JOHN H. REILLY

JOHN H. REILLY, being duly sworn, deposes and says:

1. I am the Chairman and Chief Executive Officer of United Refrigeration, Inc. (“United Refrigeration”), a distributor of refrigeration, air conditioning and heating parts and equipment worldwide. I believe, based on information provided to me by the Tecumseh Products Company, a Michigan corporation (the “Company”), that United Refrigeration is one of the Company’s largest customers.

2. I currently own 200,000 shares of Class A Common Stock, par value $1.00 per share (the “Class A Stock”) and 196,653 shares of Class B Common Stock, par value $1.00 per share (the “Class B Stock”) of the Company.

3. My determination to purchase Class B Stock was based, in part, on the fact that Class B Stock has voting rights while Class A Stock does not. I also invested in Class A Stock, but that investment was motivated by my belief that the share price of the Class A Stock was attractive, based on my view of the value of the Company. While similar considerations contributed to my decision to purchase Class B Stock, the voting rights of the Class B Stock also were a meaningful factor in my decision to purchase Class B Stock.

4. I was very surprised to learn on December 5, 2008 that the Board of Directors of the Company (the “Board”), without seeking approval of the holders of Class B Stock, sought to deprive holders of Class B Stock of their exclusive voting rights by declaring a dividend of two shares of Class A Stock for each share of Class A or Class B Stock held by shareholders. I understand that as a result of the Board’s action, the Class B Stock would constitute less than 10 percent of the total outstanding shares of Company common stock, and under the Company’s Articles of Incorporation, as amended (the “Articles of Incorporation”), all Class A Stock would convert into Class B Stock. As a result, the voting power of the Class B Stock would be diluted substantially.

5. If the Board action is permitted to stand, I will be deprived of my exclusive voting rights as a holder of Class B shares without having had the opportunity to vote on the matter. I believe that the dividend is, in substance, a 3-for-1 stock split. I understand that under the Company’s Articles of Incorporation, in the event of a stock split affecting the Class A Stock, the Company must provide a proportional split that subdivides the Class B Stock in the same manner and on the same basis as the split of the Class A Stock. Therefore, I believe that as a result of the Board’s action, I should be receiving two shares of Class B Stock, not Class A Stock, for every share of Class B Stock that I own. If the Company is permitted to proceed with the dividend on the terms dictated by the Board, the protective stock split provisions in the Company’s Articles of Incorporation would, in effect, be rendered inoperative. I believe this would be a very unfair result for holders of Class B Stock.

6. The unfairness of the Board’s actions is underscored by the deficiencies in the disclosures contained in the Company’s proxy statement for its Special Meeting held on November 21, 2008. The proxy statement includes disclosure stating that the Board plans to pursue a recapitalization that would result in the Company’s having a single class of stock of one vote per share. However, the proxy statement does not disclose the Board’s intention to seek to achieve this result without providing to holders of Class B Stock the right to vote on the action.

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7. I am aware that the Herrick Foundation also has proposed a recapitalization that would result in all shareholders having one vote for each share of Company common stock held. However, I understand that the Herrick Foundation recapitalization will, in essence, be subject to a “vote” of holders of Class B Stock, because the recapitalization proposed by the Herrick Foundation could not be effected unless sufficient holders of Class B Stock agree to exchange each share of Class B Stock that they own for 1.1 shares of Class A Stock. Therefore, current holders of Class B Stock would not be denied their voting rights unless holders of a substantial majority of the Class B Stock agree to the proposed exchange. I believe this is one fair way to address a possible recapitalization.

8. I believe there are equitable ways to eliminate the disparate voting rights of the Class A and Class B Stock other than the procedure suggested by the Herrick Foundation. But I also believe that, under current conditions, any such process should be subject to a vote of holders of the Class B Stock. Where (based on information provided by the Company in its most recent Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission) Class B holders own approximately 27.5 percent of all outstanding Company common stock, I believe it would be very unfair to effect a process to reduce those holdings below 10 percent, either through the mechanism of a dividend or otherwise, without providing to Class B holders the right to vote on the matter.

/s/ John H. Reilly
JOHN H. REILLY

Sworn to before me this 17 day of December, 2008	[NOTARIAL SEAL]
COMMONWEALTH OF PENNSYLVANIA
/s/ Frances M. Szell	NOTARIAL SEAL
Notary Public	FRANCES M. SZELL, Notary Public City of Philadelphia, Phila. County My Commission Expires May 23, 2009

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